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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

AMENDMENT NO. 1 TO
SCHEDULE 13G

(RULE 13D-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULES 13D-1(B), (C) AND (D) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13D-2(B)*

ITC^DeltaCom, Inc.
(Name of Issuer)
Common Stock, par value $0.01 per share
(Title of Class of Securities)
45031T 10 4
(CUSIP Number)
July 26, 2005
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

     ☐ Rule 13d-1(b)

     ☑ Rule 13d-1(c)

     ☐ Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	45031T 10 4	Page	2	of	12

1	NAMES OF REPORTING PERSONS: Tennenbaum Capital Partners, LLC

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):
95-4759860

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☐

3	SEC USE ONLY:

4	CITIZENSHIP OR PLACE OF ORGANIZATION:

Delaware

	5	SOLE VOTING POWER:

NUMBER OF		0 shares

SHARES	6	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		0 shares

EACH	7	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		0 shares

WITH:	8	SHARED DISPOSITIVE POWER:

0 shares

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

0 shares

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9):

0%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

IA, OO

CUSIP No.	45031T 10 4	Page	3	of	12

1	NAMES OF REPORTING PERSONS: SVAR/MM, LLC

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):
45-0479189

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☐

3	SEC USE ONLY:

4	CITIZENSHIP OR PLACE OF ORGANIZATION:

Delaware

	5	SOLE VOTING POWER:

NUMBER OF		0 shares

SHARES	6	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		0 shares

EACH	7	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		0 shares

WITH:	8	SHARED DISPOSITIVE POWER:

0 shares

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

0 shares

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9):

0%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

OO

CUSIP No.	45031T 10 4	Page	4	of	12

1	NAMES OF REPORTING PERSONS: SVIM/MSM II, LLC

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):
52-2263031

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☐

3	SEC USE ONLY:

4	CITIZENSHIP OR PLACE OF ORGANIZATION:

Delaware

	5	SOLE VOTING POWER:

NUMBER OF		0 shares

SHARES	6	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		0 shares

EACH	7	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		0 shares

WITH:	8	SHARED DISPOSITIVE POWER:

0 shares

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

0 shares

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9):

0%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

OO

CUSIP No.	45031T 10 4	Page	5	of	12

1	NAMES OF REPORTING PERSONS: Tennenbaum & Co., LLC

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):
95-4587347

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☐

3	SEC USE ONLY:

4	CITIZENSHIP OR PLACE OF ORGANIZATION:

Delaware

	5	SOLE VOTING POWER:

NUMBER OF		0 shares

SHARES	6	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		0 shares

EACH	7	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		0 shares

WITH:	8	SHARED DISPOSITIVE POWER:

0 shares

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

0 shares

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9):

0%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

OO

CUSIP No.	45031T 10 4	Page	6	of	12

1	NAMES OF REPORTING PERSONS: Michael E. Tennenbaum

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☐

3	SEC USE ONLY:

4	CITIZENSHIP OR PLACE OF ORGANIZATION:

United States

	5	SOLE VOTING POWER:

NUMBER OF		0 shares

SHARES	6	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		0 shares

EACH	7	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		0 shares

WITH:	8	SHARED DISPOSITIVE POWER:

0 shares

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

0 shares

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9):

0%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

IN

Item 1(a).	Name of Issuer: ITC^DeltaCom, Inc.

Item 1(b).	Address of Issuer’s Principal Executive Offices: 1791 O.G. Skinner Drive West Point, GA 31833

Item 2(a).	Name of Persons Filing:
     This Statement on Schedule 13G is being filed by Tennenbaum Capital Partners, LLC, a Delaware limited liability company (“TCP”), SVIM/MSM II, LLC, a Delaware limited liability company (“SVIM/MSM II”), SVAR/MM, LLC, a Delaware limited liability company (“SVAR/MM”), Tennenbaum & Co., LLC, a Delaware limited liability company (“Tennenbaum LLC”), and Mr. Michael E. Tennenbaum (“Mr. Tennenbaum”). TCP, SVIM/MSM II, SVAR/MM, Tennenbaum LLC and Mr. Tennenbaum (together, the “Reporting Persons”) are filing this statement jointly, pursuant to the provisions of Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended, and not as separate persons.

Item 2(b).	Address of Principal Business Office: c/o Tennenbaum Capital Partners, LLC 2951 28th Street, Suite 1000 Santa Monica, California 90405

Item 2(c).	Citizenship:
     TCP is a Delaware limited liability company. SVIM/MSM II is a Delaware limited liability company. SVAR/MM is a Delaware limited liability company. Tennenbaum LLC is a Delaware limited liability company. Mr. Tennenbaum is a United States citizen.

Item 2(d).	Title of Class of Securities:
     Common Stock, par value $0.01 per share (“Common Stock”), of ITC^DeltaCom, Inc., a Delaware corporation (the “Company”).

Item 2(e).	CUSIP Number: 45031T 10 4

Item 3.	If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:

(a)	☐	Broker or dealer registered under Section 15 of the Exchange Act.
(b)	☐	Bank as defined in Section 3(a)(6) of the Exchange Act.
(c)	☐	Insurance company as defined in Section 3(a)(19) of the Exchange Act.
(d)	☐	Investment company registered under Section 8 of the Investment Company Act.
(e)	☐	An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);
(f)	☐	An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);
(g)	☐	A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);
(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act;
(i)	☐	A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act;
(j)	☐	Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

Item 4.	Ownership:
     No Reporting Person has any beneficial ownership of any Common Stock. The Reporting Persons hold warrants to purchase shares of Series C Convertible Preferred Stock of the Company, which is convertible into Common Stock. Such warrants are not exercisable within 60 days of the date hereof.

Item 5.	Ownership of Five Percent or Less of a Class:
     If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following:     ☒

Item 6.	Ownership of More than Five Percent on Behalf of Another Person: Not Applicable.

Item 7.	Identification and Classification of the Subsidiary which Acquired the Security Being Reported on by the Parent Holding Company or Control Person: Not Applicable.

Item 8.	Identification and Classification of Members of the Group: Not Applicable.

Item 9.	Notice of Dissolution of Group: Not Applicable.

Item 10.	Certification:
     By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURES
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Tennenbaum Capital Partners, LLC, a Delaware limited liability company

By:	Tennenbaum & Co., LLC
Its:	Managing Member

SVIM/MSM II, LLC, a Delaware limited liability company

By:	Tennenbaum & Co., LLC
Its:	Managing Member

SVAR/MM, LLC, a Delaware limited liability company

By:	Tennenbaum & Co., LLC
Its:	Managing Member

Tennenbaum & Co., LLC, a Delaware limited liability company

Each of the above by:

/s/ David A. Hollander
Name: David A. Hollander, acting under Power of Attorney for Michael E. Tennenbaum
	Its:	Managing Member
	Date:	February 7, 2007

MICHAEL E. TENNENBAUM

/s/ David A. Hollander
Name: David A. Hollander, acting under Power of Attorney for Michael E. Tennenbaum
Date:	February 7, 2007

EXHIBIT INDEX

Exhibit 1:	Joint Filing Agreement dated February 7, 2007.

EXHIBIT 1
JOINT FILING AGREEMENT
     In accordance with Rule 13d-1(k)(1) of the Securities Exchange Act of 1934, as amended, the undersigned agree to the joint filing on behalf of each of them of a Statement on Schedule 13G (including any and all amendments thereto) with respect to the Common Stock of ITC^DeltaCom, Inc., and further agree that this Agreement shall be included as an exhibit to such joint filings.
     The undersigned further agree that each party hereto is responsible for timely filing of such Statement on Schedule 13G and any amendments thereto, and for the completeness and accuracy of the information concerning such party contained therein; provided that no party is responsible for the completeness or accuracy of the information concerning the other party, unless such party knows or has reason to believe that such information is inaccurate.
     This Agreement may be executed in one or more counterparts, each of which shall be deemed to be an original instrument, but all of such counterparts together shall constitute but one agreement.
[Signature Page Follows]

     In evidence thereof the undersigned, being duly authorized, hereby execute this Joint Filing Agreement this 7th day of February, 2007.

Tennenbaum Capital Partners, LLC, a Delaware limited liability company

By:	Tennenbaum & Co., LLC
Its:	Managing Member

SVIM/MSM II, LLC, a Delaware limited liability company

By:	Tennenbaum & Co., LLC
Its:	Managing Member

SVAR/MM, LLC, a Delaware limited liability company

By:	Tennenbaum & Co., LLC
Its:	Managing Member

Tennenbaum & Co., LLC, a Delaware limited liability company

Each of the above by:

By: /s/ David A. Hollander Name: David A. Hollander, acting under Power of Attorney for Michael E. Tennenbaum Its: Managing Member

MICHAEL	E. TENNENBAUM

By: /s/ David A. Hollander Name: David A. Hollander, acting under Power of Attorney for Michael E. Tennenbaum